Marker Therapeutics, Inc.

4551 Kennedy Commerce Drive

Houston, Texas 77032

December 29, 2022

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Marker Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-268979

Ladies and Gentlemen:

Marker Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on December 30, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Madison Jones of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Madison Jones of Cooley LLP, counsel to the Registrant, at (202) 728-7087, or in her absence, Paul Alexander at (202) 776-2118.

Very truly yours,

MARKER THERAPEUTICS, INC.

By:	/s/ Michael Loiacono
Name:	Michael Loiacono
Title:	Chief Accounting Officer

cc:	Peter Hoang, Marker Therapeutics, Inc.
Madison Jones, Cooley LLP
Divakar Gupta, Cooley LLP